SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2005

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________

Attached to the Registrant’s Form 6-K for the month of May 2005, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated May 4, 2005
2. Press Release dated May 5, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.

By: /s/ Brent Flichel

Name: Brent Flichel
Title: Vice President Finance and CFO

Dated:   May 31, 2005

F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing Adds Zeligsoft’s Leading SCA Development Tool to SDR-3000 Platform

Partnership designed to reduce Software Defined Radio development time and cost

Burnaby, BC, Canada and Gatineau, PQ, Canada, May 4, 2005 – Spectrum Signal Processing Inc. and Zeligsoft Inc. today announced that they have entered into an agreement whereby Spectrum will bundle Zeligsoft’s Component Enabler, Zeligsoft CE™, with its fully-programmable flexComm™ SDR-3000 software defined radio (SDR) platform. Zeligsoft CE is an advanced software-modeling tool that enables the design, deployment and configuration of component-based software systems supporting the Software Communications Architecture (SCA) standard.

By offering Zeligsoft CE integrated into its SDR solutions, Spectrum extends its market leadership in software re-configurable radio platforms, making it easier for customers to bring software defined radio projects to market. Zeligsoft CE facilitates the users’ understanding of the SCA architecture and allows designers to easily manage increased software complexity. The tool automatically validates the design, generates design documentation and generates the complete set of Extensible Markup Language (XML) descriptor files specific to the waveform, eliminating the process of manually authoring the XML files. Zeligsoft CE accelerates SCA development, while dramatically diminishing the risk of design errors.

“Zeligsoft is delighted to team with Spectrum to provide a tool that is tightly coupled with Spectrum’s SDR-3000 platform. Customers are always asking for closer relationships amongst vendors in the SDR value chain, and today’s announcement is evidence that both companies are listening,” said Kamal Krishnapillai, VP Sales and Marketing at Zeligsoft. “Spectrum is an ideal channel partner for our Zeligsoft CE development tool because of their leadership in SDR technologies and our complementary fit with their existing hardware and software product offerings.”

“The addition of Zeligsoft CE to our software offering extends our leadership position in the provision of fully turn-key re-configurable SDR development systems,” said Mark Briggs, Director of Marketing at Spectrum. “Zeligsoft CE complements the Harris Domain Manager Toolkit (dmTK™) provided to offer development and support for the SCA Core Framework available on our SDR-3000 platform. By adding Zeligsoft to the offering we extend our customers’ access to the most advanced SCA development tools in the marketplace today.”

Spectrum’s product bundle includes a Universal Modeling Language (UML) 2.0 compliant model of the SDR-3000 platform developed with Zeligsoft CE. This allows customers to visualize the SDR-3000 platform configuration and take full advantage of all available resources to expedite the development and deployment of their applications.

The SCA is an open architecture framework that governs how elements of hardware and software are to operate in harmony within the US Department of Defense Joint Tactical Radio Systems. The goal of this architecture is to enable the development of interoperable and portable waveforms.

The SDR-3000 complete with Zeligsoft CE tools is available for order from Spectrum immediately.

ABOUT ZELIGSOFT INC.

Founded in 2002, Zeligsoft is a market leader in tools which enable the design, deployment and configuration of component-based embedded software. With a history of active participation in the development and evolution of key component standards, Zeligsoft tools ensure their customer’s applications and platforms comply with rigorous industry- and company-defined standards. With support for automated compliance testing directly in the tools, Zeligsoft users can stay focused on what they do best. Eliminating labor-intensive and error-prone tasks throughout the development cycle, Zeligsoft helps customers deliver high-quality products to market faster. Zeligsoft is privately held and is located in Gatineau, QC, Canada. For more information, call +1 819 684 9639 internationally, or +1 800 ZELIGSW in North America, or visit www.zeligsoft.com.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

™ flexComm is a trademark of Spectrum Signal Processing Inc.
™ Zeligsoft CE is a trademark of Zeligsoft Inc.
™ dmTK is a trademark of Harris Corporation

ZELIGSOFT CONTACT

Zeligsoft Inc.
Sharon Worozbyt
Tel: +1 819 684 9639
Email: sharon@zeligsoft.com

SPECTRUM CONTACTS

Mark Briggs Technical and Trade Media Tel: 604.676.6743 Email: mark_briggs@spectrumsignal.com	Brent Flichel Business Media and Investor Relations Tel: 604.421.5422 E-mail: brent_flichel@spectrumsignal.com

MEDIA ADVISORY

Spectrum Signal Processing to Host 2005 Annual General Meeting Conference Call and Live Audio Webcast

Burnaby, B.C., Canada – May 5, 2005 – Spectrum Signal Processing Inc. will hold its 2005 Annual General Meeting of its shareholders at 1:30 pm Pacific / 4:30 pm Eastern time at its Burnaby, British Columbia headquarters. Mr. Andrew Harries, Director, will oversee the meeting. A conference call has been set up for those unable to attend in person.

To access the Spectrum Conference Call:

Date: Thursday, May 19, 2005

Time: 1:30 pm Pacific / 4:30 pm Eastern

Dial-in number: 416.405.9328 or 1.800.387.6216. A replay of the call will be available from May 19, 2005 to June 2, 2005 and can be accessed by dialing 1.416.695.5800 or 1.800.408.3053 followed by the access code 3152268#.

Webcast: The live audio webcast can be accessed on Spectrum’s web site at www.spectrumsignal.com. The replay will be available on Spectrum’s web site until June 2, 2005.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT

The statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: change in business strategy, liquidity and capital resources, reliance on significant customers, inflation and foreign exchange fluctuations, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

TM flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
Chief Financial Officer
Phone: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com